SEC
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FEB 28 2012

Washington, DC
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SECURITIES AN N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Municipal Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Second Avenue, South
(No. and Street)

St. Petersburg	Florida	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Petagna, Jr. (727) 825-0522
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2011, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.

Jeanne W. Steuart, Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
24th day of February, 2012.

(Signature of Notary Public)

CHRISTINE L. BEAUREGARD
Commission # DD 946454
Expires January 13, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

Personally known: X

This report ** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income.
x (d) Statement of Cash Flows.
x (e) Statement of Changes in Stockholders' Equity.
x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) And Oath or Affirmation.
x (m) A copy of SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

American Municipal Securities, Inc.
St. Petersburg, Florida:

We have audited the accompanying statement of financial condition of American Municipal Securities, Inc. (the "Company") at December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 22, 2012

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

Assets	
Cash, including interest-bearing deposits of $25,083	$ 54,043
Receivable from clearing organization	26,180
Securities owned, at market value	8,233,824
Accrued interest receivable	122,463
Premises and equipment, net	48,372
Other assets and prepaid expenses	52,816
Total	$ 8,537,698
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	13,989
Payable to clearing broker	4,657,930
Accrued expenses and other liabilities	761,978
Total liabilities	5,433,897
Commitments and contingencies (Notes 3, 8 and 9)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; none issued)	-
Common stock, $.10 par value (authorized 30,000 shares;6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	2,796,501
Total stockholders' equity	3,103,801
Total	$ 8,537,698

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Income

Year Ended December 31, 2011

Revenues:	
Principal transactions	$ 5,221,391
Commissions	1,006,043
Investment banking	40,000
Interest	389,310
Other	4,257
Total revenues	6,661,001
Expenses:	
Commissions	3,337,906
Compensation and employee benefits	1,409,828
Communications	54,338
Clearing fees	214,469
Interest	33,767
Rent	151,255
Depreciation and amortization	18,139
Trading fees	186,113
Promotional costs	43,208
Other	492,704
Total expenses	5,941,727
Net income	$ 719,274

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Income	Total Stockholders' Equity
Balance at December 31, 2010	$ 660	306,640	2,297,227	2,604,527
Net income	-	-	719,274	719,274
Dividends paid	-	-	(220,000)	(220,000)
Balance at December 31, 2011	$ 660	306,640	2,796,501	3,103,801

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year Ended December 31, 2011

Balance at December 31, 2010	$ 150,000
Retirement of liability	(150,000)
Balance at December 31, 2011	$ -

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 719,274
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	18,140
Decrease in accrued interest receivable, other assets and prepaid expenses	38,267
Decrease in receivable from clearing organization	882
Increase in securities owned	(116,801)
Decrease in payable to clearing broker	(496,513)
Decrease in accounts payable	(6,803)
Increase in accrued expenses and other liabilities	144,754
Decrease in securities sold not yet purchased	(27,166)
Net cash provided by operating activities	274,034
Cash flows used in investing activity-	
Purchases of premises and equipment	(54,346)
Cash flows used in financing activity-	
Dividend on common stock	(220,000)
Net decrease in cash	(312)
Cash at beginning of year	54,355
Cash at end of year	$ 54,043
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ 41,642
Noncash transactions-	
Retirement of secured demand note receivable and subordinated borrowing	$ 150,000

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with branch offices in Little Rock, Arkansas and Winter Garden, Florida. The Company previously had branch offices in Pittsburgh, Pennsylvania, and Wilmington, North Carolina, which were closed during 2011. The Company is a retail securities dealer, underwriter and market maker operating primarily in the United States of America. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 22, 2012, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income. Investment banking revenue is recorded as follows: management fees upon receipt, sales concessions and underwriting fees on trade date.

Depreciation and Amortization. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2011, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2008.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. The following describes valuation methodologies used for assets and liabilities measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2011 is as follows:

Furniture and equipment	$ 533,965
Leasehold improvements	33,380
Total, at cost	567,345
Less accumulated depreciation and amortization	518,973
Premises and equipment, net	$ 48,372

(continued)

(3) Premises and Equipment, Continued

The Company leases its office facilities and certain equipment under various operating leases. The leases contain escalation clauses based upon increases in operating expenses, real estate taxes, utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $151,255 during the year ended December 31, 2011 and included $102,000 paid to related parties. Minimum future lease payments at December 31, 2011 were approximately as follows:

Year Ending December 31,	Amount
2012	$ 102,000
2013	102,000
2014	51,000
	$ 255,000

(4) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

State and municipal obligations	$ 8,226,447
Equity securities	7,377
	$ 8,233,824

At December 31, 2011, the Company did not have any securities that would be classified as sold, not yet purchased.

Securities owned measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
	Fair Value As of December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 8,226,447	-	8,217,247	9,200
Equity securities	7,377	7,377	-	-
	$ 8,233,824	7,377	8,217,247	9,200

During the year ended December 31, 2011, no securities were transferred in or out of Level 1 or Level 2.

(continued)

(4) Securities Owned and Sold, Not Yet Purchased, Continued

The table below presents a reconciliation for all securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management's judgment, reflect the assumptions a marketplace participant would use:

	Total Fair Value Measurements
Balance, January 1, 2011	$ -
Purchases	9,200
Balance, December 31, 2011	$ 9,200

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (1.15% at December 31, 2011) that generally corresponds to the federal funds rate plus 0.9%. At December 31, 2011, $4,657,930 had been advanced to purchase securities. This account is collateralized by securities owned with a carrying value of $8,233,824 at December 31, 2011.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed one year of service and have attained age twenty-one. The Company did not contribute to the plan for the year ended December 31, 2011.

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2011, the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $2,444,544 and the ratio of aggregate indebtedness to net capital was .32 to 1.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(continued)

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

AMERICAN MUNICIPAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

NET CAPITAL

Total stockholder's equity		$ 3,103,801
Liabilities subordinated to claims of general creditor allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		3,103,801
Deductions and/or changes:		
Furniture, equipment, and leasehold improvements	$ 48,372	
Other assets	52,816	101,188
Net capital before haircuts on securities positions		3,002,613
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1):		
Subordinated securities borrowings	-	
Undue concentration	21,779	
Trading and investment securities:		
Exempted securities	535,183	
Debt securities	-	
Other securities	1,107	558,069
Net capital		$ 2,444,544

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 51,731
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 2,344,544

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$ 775,967
Total A.I. Liabilities from Statement of Financial Condition	
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 775,967
Ratio aggregate indebtedness to net capital	.32 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 22, 2012

American Municipal Securities, Inc.
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedule of American Municipal Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

American Municipal Securities, Inc.
720 Second Avenue, South
St. Petersburg, Florida 33701

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by American Municipal Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Municipal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Municipal Securities, Inc.'s management is responsible for American Municipal Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2011 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

'12 JAN 3 15.1

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025338 FINRA DEC
AMERICAN MUNICIPAL SECURITIES INC 17*17
720 2ND AVE S
ST PETERSBURG FL 33701-4006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeanne Stewart
800-868-6864

2. A. General Assessment (item 2e from page 2) — $ 14,096
   B. Less payment made with SIPC-6 filed (exclude interest) — (7,080)
      7-21-11
      Date Paid
   C. Less prior overpayment applied — (150)
   D. Assessment balance due or (overpayment) — 6,866
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — -
   F. Total assessment balance and interest due (or overpayment carried forward) — $ 6,866
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) — $ 6,866
   H. Overpayment carried forward — $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Municipal Securities INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice Pres
(Title)

Dated the 7 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2011 and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,661,001
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	774,298
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	214,469
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	157
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 33,767	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	33,767
Total deductions	1,022,691
2d. SIPC Net Operating Revenues	$ 5,638,310
2e. General Assessment @ .0025	$ 14,096 (to page 1, line 2.A.)